

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 28, 2015

Via E-mail
Greg A. Dowell
Executive Vice President, Chief Financial Officer and Treasurer
Summit Hotel Properties, Inc.
12600 Hill Country Boulevard, Suite R-100
Austin, TX 78738

> **Re: Summit Hotel Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-35074**

Dear Mr. Dowell:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Daniel L. Gordon

     Daniel L. Gordon
     Senior Assistant Chief Accountant
     Office of Real Estate and
          Commodities